J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Barclays Capital Inc.

745 7th Avenue

New York, New York 10019

Jefferies LLC

520 Madison Avenue

New York, New York 10022

June 23, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sonia Bednarowski

John Dana Brown

Ben Phippen

John Spitz

Re: Fidelis Insurance Holdings Limited

Registration Statement on Form F-1

File No. 333-271270

Acceleration Request

Requested Date: June 28, 2023

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters (the “Representatives”), hereby join in the request of Fidelis Insurance Holdings Limited, an exempted company organized under the laws of Bermuda (the “Company”), that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time, on June 28, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we advise you that as of the date hereof, we and the several underwriters have distributed approximately 1200 copies of the Company’s Preliminary Prospectus dated June 20, 2023 to prospective underwriters, institutional investors, dealers and others.

We, the undersigned Representatives, hereby represent that we are in compliance and will comply, and have been informed by the other participating underwriters that they are in compliance and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering pursuant to the above-referenced Registration Statement and Preliminary Prospectus.

[Signature Page Follows]

Very truly yours,

J.P. Morgan Securities LLC
Barclays Capital Inc.
Jefferies LLC,

As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Apoorva Ramesh
Name:	Apoorva Ramesh
Title:	Vice President

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Authorized Signatory

JEFFERIES LLC

By:	/s/ Michael Bauer
Name:	Michael Bauer
Title:	Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request Letter]